Acacia Research Corporation

500 Newport Center Drive

Newport Beach, CA 92660

February 10, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 000-26068

Dear Mr. Gilmore:

Set forth below are the responses of Acacia Research Corporation (“we,” “our” or “us”) to Staff comments made by letter dated January 14, 2014 (the “Comment Letter”), in connection with the Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 (the “Form 10-K”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Valuation of Long-lived and Intangible Assets, page 33

1.	We note your disclosure on page F-12 that you review patents for potential impairment on a quarterly basis, and use the expected undiscounted future cash flows to evaluate them for recoverability. Please tell us how you determine the expected undiscounted future cash flows for your patents. Please also tell us how you determine the estimated fair value of the patents. In your response, please include the valuation technique and assumptions you used to determine the estimated fair value and also, given the significance of the patents on your balance sheet as of December 31, 2012, tell us your consideration for including this information in your critical accounting policy disclosure. Refer to Section V. of SEC Release No. 33-8350.

Company Response: To determine the expected undiscounted future cash flows for our patents we generally utilize the “Income Approach” as described by ASC 820, focusing on the future income-producing capability of the patent portfolios over the remaining economic useful life of the patent portfolios. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the remaining life of the asset. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the asset over its remaining life and converting these after-tax cash flows to present value through “discounting.” The discounting process contemplates an estimated rate of return that accounts for both the time value of money and investment risk factors. The cash inflows considered are comprised of an estimate of licensee fees expected to be generated over the remaining estimated economic useful life of the patent portfolio from potential future licensees. Estimated license fees are typically estimated based on an estimated reasonable royalty rate for the applicable technology applied to estimated market share data for potential future licensees. Estimated cash outflows are based on existing contractual obligations, such as contingent legal fee and inventor royalty obligations, applied to estimated license fee revenues, in addition to other estimates of out-of-pocket expenses associated with a specific patent portfolio’s licensing and enforcement program. The analysis also contemplates consideration of current information about the patent portfolio including, status and stage of litigation, periodic results of the litigation process, strength of the patent portfolio, technology coverage and other pertinent information that could impact future net cash flows.

1

We respectfully submit that we considered disclosure of information concerning the estimation of the fair value of our patent portfolios in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies,” as follows:

Valuation of Long-lived and Intangible Assets (Page 33 of the Form 10-K, Paragraph 2)

“If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based on a valuation model, which considers the estimated future undiscounted cash flows resulting from the use of the asset, and a discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists. The estimated fair value is compared to the long-lived asset’s carrying value to determine whether impairment exists.”

Accounting for Business Combinations – Acquisition Method of Accounting (Page 34 of the Form 10-K, Paragraph 2)

“We assess fair value for financial statement purposes using a variety of methods, including the use of present value models and may also reference independent analyses. Amounts recorded as intangible assets, including patents and patent rights, are based on assumptions and estimates, as of the date of acquisition, regarding the amount and timing of projected revenues and costs associated with the licensing and enforcement of patents and patent rights acquired, appropriate risk-adjusted discount rates, rates of technology adoption, market penetration, technological obsolescence, product launch timing, the impact of competition or lack of competition in the market place, tax implications and other factors. Also, upon acquisition, based on several of the estimates and assumptions previously described, we determine the estimated economic useful lives of the acquired intangible assets for amortization purposes.”

We will enhance future disclosures to include additional information about how we determine the estimated fair value of patents assets, including valuation techniques used in the analysis.

Comparisons of the Results of Operations for Fiscal Years 2012, 2011 and 2010

Revenues and Other Operating Income

Revenues, page 35

2.	We note your disclosure regarding the significant licensees that account for a significant amount of your revenue for each year presented. Please tell us the terms, in number of years, for each of the agreements with these licensees. Please also tell us your consideration for disclosing this information as this could be considered material information in understanding of the company’s results of operations as well as trends or demands in future periods. Refer to Section I. of SEC Release No. 33-8350.

Company Response: We respectfully submit that the majority of our revenue agreements provide for the payment of contractually determined one-time fees in consideration for the grant of certain intellectual property rights for patented technology rights owned by our operating subsidiaries. The majority of our revenue agreements pertain to intellectual property rights granted on a perpetual basis, extending until the expiration of the related patents. Pursuant to the terms of these agreements, our operating subsidiaries have no further obligation with respect to the grant of the non-exclusive licenses, covenants-not-to-sue, releases, and other deliverables, including no express or implied obligation on our operating subsidiaries’ part to maintain or upgrade the technology, or provide future support or services. Generally, the agreements provide for the grant of the licenses, covenants-not-to-sue, releases, and other significant deliverables upon execution of the agreement.

2

For fiscal year 2012, 2011 and 2010, the significant licensees disclosed in our Form 10-K were all related to revenue agreements which provided for a one-time payment of a paid-up fee for the intellectual property rights granted. For these specific licensees included in our significant licensees disclosures, the agreements generally provided for the grant of the licenses, covenants-not-to-sue, releases, and other deliverables upon execution of the agreement, with the licenses, and releases being granted primarily on a perpetual basis.  As such, the earnings process was determined to be complete and revenue was recognized upon the execution of the agreement, when collectibility was reasonably assured and all other revenue recognition criteria were met. Historically, term license agreements have not been a material component of our operating revenues, with the majority of license agreements being paid up, perpetual license agreements.

Based on the above, disclosure of term related information for the significant licensee disclosures was not deemed applicable.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours,

ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes

Clayton J. Haynes

Chief Financial Officer and Treasurer

3